FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

     INVITATION TO THE ANNUAL SHAREHOLDERS MEETING TO BE HELD ON JUNE 6, 2002

                   INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT
                              (Name of Registrant)

                   INTERSHOP COMMUNICATIONS STOCK CORPORATION
                 (Translation of Registrant's Name into English)

                                Amsinckstrasse 57
                                 D-20097 Hamburg
                           Federal Republic of Germany
                               (011) 49-40-23708-2
   (Address and Telephone Number of Registrant's Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            ____                                        _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                         No   X
                      _____                                      _____


If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



                         EXHIBIT INDEX BEGINS ON PAGE 4

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                   INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT

                                    FORM 6-K

The following material has been or will be distributed to holders of bearer ordinary shares and holders of American Depositary Receipts, each representing five bearer ordinary shares, without nominal value, of Intershop Communications Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany (the "Company"):

(i) Invitation to the Annual General Meeting of Shareholders to be held on June 6, 2002, attached as Exhibit 99.1 hereto and incorporated by reference herein.

(ii) English Version of the 2001 Annual Report of the Company, incorporated by reference herein.

For purposes of this Form 6-K, the Company has omitted the 2001 Annual Report of the Company and, pursuant to Rule 12b-23 under the U.S. Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), is incorporating therein by reference to pages F-1 through F-27 of the Company's Annual Report on Form 20-F for 2001 as filed with the U.S. Securities and exchange Commission (the "SEC") on May 9, 2002.

This document may contain forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995 regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. Risks and uncertainties that could lead to such differences could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F dated May 9, 2002.



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                                   SIGNATURES



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT


   Date:  June 5, 2002         By:/s/STEPHAN SCHAMBACH
                                  ----------------------------------------------
                                   Stephan Schambach
                                   Chief Executive Officer and Chairman of
                                   the Management Board (Vorstandsvorsitzender)




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EXHIBIT INDEX



EXHIBIT           DESCRIPTION OF EXHIBIT

99.1 Invitation to the Annual Shareholder Meeting to be held on June 6, 2002.



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